July 27, 2005

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Decker:

I am writing in response to your comment letter dated July 13, 2005, concerning the Staff’s review of Tupperware Corporation’s Form 10-K for the fiscal year ended December 25, 2004 filed on March 10, 2005 and the Company’s Form 10-Q for the quarter ended April 2, 2005 filed on May 10, 2005. The following is the Company’s response to each of the matters contained in your letter.

Comments on December 25, 2004 10-K

General

1)	Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Selected Financial Data, page 7

2)	Comment: You present total segment profit here and elsewhere throughout the filing. Since total segment profit represents a non-GAAP measure when it is presented or discussed outside of your SFAS 131 footnote, you should ensure either:

a)	it is not presented elsewhere in the filing or

b)	you present the disclosures required by Item 10(e) of Regulation S-K. Any disclosures elsewhere in the filing should:

•	reconcile from total segment profit to operating income and then on to net income to highlight the differences between the non-GAAP measure and operating income,

July 27, 2005

Mr. Rufus Decker

•	identify this amount as a non-GAAP performance measure,

•	state the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure,

•	state the manner in which management compensates for these limitations when using the non-GAAP financial measure,

•	explain why your management believes that this measure provides useful information to investors,

•	state how your management uses the non-GAAP measure,

•	provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities and

•	state that this non-GAAP measure should not be considered as an alternative to net income, which is determined in accordance with GAAP.

See also Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Reply: As requested, in future filings the Company will not present or disclose “Total Segment Profit” outside the SFAS 131 footnote.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, page 19

3)	Comment: Please present reconciliations, here and elsewhere throughout the filing where you have presented the ratios, to show how the following ratios are computed:

a)	Interest coverage ratio

b)	Leverage ratio

c)	Adjusted net worth ratio

d)	Fixed charge to coverage ratio

e)	Adjusted EBITDA

In addition, adjusted EBITDA represents a non-GAAP measure. Please identify the item as a non-GAAP measure and provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities.

Reply: The reconciliations for the ratios presented in Company filings related to its discussion of its financial covenants will be included in future filings. In response to a later comment raised in your letter, the term “adjusted EBITDA” will be changed to “adjusted covenant earnings” thus, the Company believes, eliminating the need for the cautionary disclosure for similarly titled measures used by other entities.

July 27, 2005

Mr. Rufus Decker

The reconciliations for the ratios in the 10-K for the year ended December 25, 2004 and in the 10-Q for the quarter ended April 2, 2005 are as follows. Note that these covenants are based upon 12 month rolling amounts. As such, amounts for the first quarter include the sum of amounts from the second, third and fourth quarters of 2004 plus the first quarter of 2005.

	2004 FY	2005 Q1
Adjusted covenant earnings
EBITDA	$165.8	$178.4
Less extraordinary, unusual or non-recurring non-cash gains	(13.3)	(16.9)
Less extraordinary, unusual or non-recurring non-cash charges	7.0	13.0

Adjusted covenant earnings	$159.5	$174.5

a) Interest coverage ratio
Adjusted covenant earnings	$159.5	$174.5
Divided by gross interest expense	14.9	16.0

Interest coverage ratio	10.8	10.9

b) Leverage ratio
Short-term borrowings and current portion of long- term debt	$2.6	$5.1
Plus long-term debt	246.5	237.8

Total debt	249.1	242.9

Divided by adjusted covenant earnings	159.5	174.5

Leverage ratio	1.5	1.4

July 27, 2005

Mr. Rufus Decker

	2004 FY	2005 Q1
c) Adjusted net worth
Minimum adjusted net worth required
Base net worth per financial covenant	$145.0	$145.0
Plus 25% of net income after June 26, 2004	12.2	18.2
Plus increases from equity issuances	2.6	2.4

Adjusted net worth required	$159.8	$165.6

Company’s adjusted net worth
Total shareholders’ equity	$290.9	$307.0
Correction to shareholders’ equity amount in covenant calculation	—	(15.1)
Less changes in accumulated other comprehensive loss after June 26, 2004	32.7	24.9

Adjusted net worth	$258.2	$267.0

d) Fixed charge to coverage ratio
Adjusted covenant earnings	$159.5	$174.5

Divided by sum of:
Gross interest expense	14.9	16.0
Plus dividends paid	51.5	51.5

	66.4	67.5

Fixed charge to coverage ratio	2.4	2.5

Market Risk, page 24

4)	Comment: You disclose that you entered into eight option agreements with a combined notional value of approximately 49.4 million euro that expire at various points during 2004. Please confirm the year of expiration or revise accordingly.

Reply: The year of expiration is 2005, and the disclosure has been corrected in the 10-Q for the period ended April 2, 2005.

July 27, 2005

Mr. Rufus Decker

Financial Statements

Statement of Cash Flows, page 32

5)	Comment: Please breakout for each period presented the other-net line item in the cash provided by operating activities sections into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not appropriate. See SFAS 95.

Reply: The other-net line item will be broken down into smaller components in future filings similar to the following. The depreciation and amortization line item will be adjusted to include amortization of non-cash items primarily related to the recognition in income of deferred gains on interest rate swaps that were settled in 2002 and the amortization of compensation expense related to restricted stock grants.

	Q1	FY	FY	FY
	2005	2004	2003	2002
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$13.1	$50.6	$47.5	$49.9
Stock option grants	0.6	2.5	—	—

Changes in assets and liabilities:
(Increase)/decrease in prepaid expenses	(2.4)	5.8	(1.3)	0.9
Decrease/(increase) in non- trade amounts receivable	3.4	3.3	(7.2)	(0.2)
Decrease in other assets	0.2	1.3	4.5	—
Increase/(decrease) in other long-term liabilities	1.6	(2.6)	—	5.6
Other	0.7	(0.5)	(1.2)	(1.0)

Proceeds from interest rate swaps	—	—	—	5.6

July 27, 2005

Mr. Rufus Decker

Note 1 – Summary of Significant Accounting Policies

6)	Comment: Please disclose the types of expenses that you include in the cost of products sold line item and the types of expenses that you include in the delivery, sales and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of products sold, please disclose:

a)	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

b)	in MD&A that your gross margins may not be comparable to those of other entities; since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross margin, including them instead in a line item such as delivery, sales and administrative expenses.

Reply: The Company discloses in Note 1 that costs related to shipping and handling activities are recorded in delivery, sales and administrative expense. It further discloses the related amounts. In future filings, the Company will enhance its disclosure in its summary of significant accounting policies of the costs included in the cost of products sold line item and the delivery, sales and administrative expense line item as follows:

The cost of products sold line item includes costs related to the purchase and manufacture of goods sold by the Company. Among these costs are inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and warehousing costs of raw material, work in process and packing materials. The warehousing and distribution costs of finished goods are included in the delivery, sales and administrative expense line item. Distribution costs, comprised of outbound freight and associated labor costs, were $60.8 million, $65.9 million and $70.7 million in 2004, 2003 and 2002, respectively. Fees billed to customers associated with the distribution of its products are classified as revenue.

The Company will add the cautionary language in its MD&A as noted in point (b) above such as: As discussed in Note 1 to the consolidated financial statements, the Company includes costs related to the distribution of its products in delivery, sales and administrative expense. As such, the Company’s gross margin may not be comparable to other companies that may include these costs in cost of products sold.

July 27, 2005

Mr. Rufus Decker

Property, Plant and Equipment, page 34

7)	Comment: The range of useful lives for your machinery and equipment of three to twenty years is very broad. Please breakout the machinery and equipment category in the table to Note 4 into smaller components. Please disclose the range of useful lives for each revised category presented in Note 4. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Reply: Machinery and equipment will be broken down into smaller components in the Company’s next annual report. The Company does not currently gather this level of detail from all of its locations and the following represents an estimate based upon a sample of operating units.

	2004	2003	Useful lives
Molds	613.4	563.0	4
Computer/telecom equipment	33.5	31.7	3 - 5
Furniture & fixtures	10.8	10.9	3 -10
Distribution equipment	0.3	0.2	3 - 5
Production equipment	243.3	233.7	10 -20

Promotional and Other Accruals, page 34

8)	Comment: You make promotional offers to members of your independent sales force. Please disclose how these arrangements are typically structured. If you also pay cooperative advertising fees, slotting fees, have buydown programs, and/or make other payments to resellers, please provide similar disclosures regarding each of these types of arrangements, and disclose your accounting policy for them, including the statement of operations line item in which they are included. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenue, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Reply: The Company offers a wide array of promotional programs designed to provide an incentive to make its independent sales force larger, more active and more productive. It is difficult to identify a typical structure but we have included information on the more prevalent types of programs. The following two paragraphs will be added to the disclosures in the Company’s future filings.

July 27, 2005

Mr. Rufus Decker

A program is generally designed to provide an incentive toward a primary objective. An example is to entice the independent sales force to recruit new sales force members. In this situation, the Company offers a prize to sales force members that achieve a targeted number of recruits over a specified period. The period runs from a couple of weeks to several months. The prizes are generally graded in that meeting one level may result in receiving a piece of jewelry with higher achievement resulting in more valuable prizes such as televisions and trips. Similar programs are designed to provide an incentive to promote current sales force members to a higher level in the organization where their earning opportunity would be expanded and they would take on additional responsibilities for recruiting new sales force members and providing training and motivation to new and existing sales force members. Other business drivers such as the scheduling of new direct selling demonstrations, increasing the number of sales force members holding parties or increasing the end consumer attendance at parties may also be the focus of a program.

The Company also offers cash awards for achieving targeted sales levels. These types of awards are generally based upon the sales achievement of at least a mid-level member of the sales force and her downline members. The downline consists of those sales force members that have been recruited directly by a given sales force member, as well as those recruited by her recruits. In this manner, a sales force member can build quite an extensive organization over time if she is committed to recruiting and developing her unit. In addition to the bonus, the positive performance of a unit may also entitle its leader to the use of company-provided vehicle and in some cases, the permanent awarding of a vehicle. Similar to the prize program noted earlier, car programs generally offer varying levels of vehicles that are dependent upon performance.

The Company does not offer cooperative advertising fees, slotting fees or have buydown programs that are prevalent in the more traditional retail environment.

In further response to your question regarding the amounts and line item, the expense for these types of programs is included in the Company’s delivery, sales and administrative expense line item and total promotional expenses were $196.6 million, $196.1 million and $194.7 million in 2004, 2003 and 2002, respectively. For the first quarter of 2005, total promotional expenses were $50.2 million.

The Company evaluated the impacts of EITF 01-9 in instances where cash is awarded and determined that the awards represent costs related to the functions of the sales force in excess of their personal selling of the Company’s products. Specifically, the Company notes in the introduction to its MD&A section that it is largely dependent upon its independent sales organizations to reach end consumers and its primary business drivers are the size, activity and productivity of its independent sales organizations. In large part, the Company’s promotional

July 27, 2005

Mr. Rufus Decker

programs are designed to foster this type of sales force activity that will ultimately result in increased sales to the Company. The result of the Company’s evaluation was that, as applicable, it was able to overcome the presumption of a reduction of selling prices as outlined in paragraph 9 of EITF 01-9 in that:

a.	It received an identifiable benefit in exchange for the consideration. Specifically, the Company receives the benefit of the sales force member’s recruiting, training and motivating activities, which as noted above, are frequently the specific focus of the promotional programs. And,

b.	It could reasonably estimate the fair value of the above benefit. To estimate the fair value of the services received, the Company outlined the job description of each significant level of its sales organization. It further reviewed salary survey statistics in its major markets to estimate the fair value for the performance of similar services independent of personal selling responsibilities. It should be noted that personal selling becomes a progressively smaller portion of a sales force member’s responsibilities as she progresses up in the sales force organization. It should be further noted that such progression also involves an increased time commitment to the business and at the upper levels represents a full-time position.

The result of this evaluation was that the amount of the consideration paid to sales force members was less than the estimated fair value received. Consequently, the Company has continued to report this consideration as an expense item rather than a reduction of revenue.

In its Application of Critical Accounting Policies and Estimates section of MD&A, the Company has included disclosure that these types of programs do require estimates as to the ultimate cost of the program based upon results achieved and that it evaluates these estimates on a market by market and program by program basis. It further discloses that it bases these estimates upon the historical success of similar programs, current market trends and perceived enthusiasm of the sales force when the program is launched. In addition, the Company has included disclosure that it monitors the actual results of these programs and makes changes to its estimates when known. Respectfully, the Company believes that its current disclosure is appropriate and believes that it provides sufficient information to financial statement readers as to the risks and uncertainties involved in making such estimates.

Net Income Per Common Share, page 36

9)	Comment: Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

July 27, 2005

Mr. Rufus Decker

Reply: The Company will include an additional comment to disclose its accounting procedure that the basic per share information excludes restricted stock and that the diluted per share information includes restricted stock when doing so would not be anti-dilutive.

Note 6 – Financing Arrangements, page 39

10)	Comment: Please retitle the measure you currently call EBITDA here and elsewhere throughout the filing, since you are including other non-cash charges in this measure. See Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Reply: The measure included in the financing arrangements footnote as part of the discussions of the Company’s financial covenants and elsewhere throughout the filing will be retitled to “adjusted covenant earnings”.

Note 14 – Commitments and Contingencies, page 51

11)	Comment: Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Reply: The Company will include disclosure of its lease provisions in future filings. Step rent provisions and escalation clauses, as well as lease concessions, are considered by the Company and are amortized on a straight-line basis over the minimum lease term.

12)	Comments: Please include the disclosures required by paragraphs 16.c. and d. of SFAS 13 regarding your operating leases.

Reply: Additional information regarding the Company’s leasing arrangements will be included in future filings. The type of general information noted under 16.c. and d. of SFAS 13 related to the December 25, 2004 year end 10-K is as follows:

July 27, 2005

Mr. Rufus Decker

Most of the leases included in the minimum rental commitments for 2005 and 2006 relate to automobiles. There were no material agreements containing purchase or renewal options.

Comments on April 2, 2005 10-Q

General

13)	Comment: Please address the above comments in your interim filings as well.

Reply: The above comments will be incorporated in the Company’s interim filings for the remainder of the current year as well as the subsequent 10-K filing for the 2005 year end. In 2006, any significant changes from the 2005 year end 10-K filing will be incorporated into the interim filings as applicable.

* * * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.

If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

\s\ Michael S. Poteshman

Michael S. Poteshman

Executive Vice President and

    Chief Financial Officer